Exhibit 21.1
SUBSIDIARIES OF MANNING & NAPIER, INC.

Entity Name	Jurisdiction of Incorporation/Organization
Manning & Napier Group, LLC	Delaware
Manning & Napier Advisors, LLC	Delaware
Manning & Napier Alternative Opportunities, LLC	Delaware
Manning & Napier Investor Services, Inc.	New York
Exeter Trust Company	New Hampshire
Manning & Napier Information Services, LLC	New York
Perspective Partners, LLC	New York
Manning & Napier Benefits, LLC	New York